EXHIBIT 21

JAKKS PACIFIC, INC. SUBSIDIARIES

Subsidiary	Jurisdiction
A.S. Design Limited	Hong Kong
Disguise Limited	Hong Kong
Disguise, Inc.	Delaware
JAKKS France, S.A.S	France
JAKKS Meisheng Animation (H.K.) Limited	Hong Kong
JAKKS Meisheng Trading (Shanghai) Limited	China
JAKKS Pacific (Asia) Limited	Hong Kong
JAKKS Pacific (Canada), Inc.	Canada
JAKKS Pacific (HK) Limited	Hong Kong
JAKKS Pacific (Shenzhen) Company	China
JAKKS Pacific (UK) Ltd.	United Kingdom
JAKKS Pacific Germany GmbH	Germany
JAKKS Pacific Trading Limited	Hong Kong
JAKKS Sales LLC	Delaware
JKP Mexico Holdings, S.A. de C.V.	Mexico
JAKKS Europe B.V.	Netherlands
Maui, Inc.	Ohio
Moose Mountain Marketing, Inc.	New Jersey
Moose Mountain Toymakers Limited	Hong Kong
Pacific Animation Partners LLC	Delaware